Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

#82-34714

May 12, 2009

Office of International Corporate Finance
U.S. Securities and Exchange Commission
Mailstop 3628
100 F Street NW
Washington, DC 20549

SUPPL

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information we enclose a copy of the May 11, 2009 news release reporting on the First Quarter Financial Results, the Company's First Quarter Report issued May 11, 2009 and the accompanying Forms 52-109F2 – Certification of Interim Filings (Kynoch & Deepwell).

Yours truly,

Sabine Goetz
Investor Relations
Imperial Metals Corporation
d: 604.488.2657
e: sabinegoetz@imperialmetals.com

Encl.

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Reports 2009 First Quarter Financial Results

Vancouver, BC – **May 11, 2009** – **Imperial Metals Corporation (TSX:III)** reports comparative financial results for the three months ended March 31, 2009 and March 31, 2008 are summarized below and discussed in detail in the Management's Discussion and Analysis.

	Three Months Ended March 31	
(unaudited) in thousands except per share amounts	2009	2008
Revenues	$34,898	$56,597
Operating Income	$2,593	$23,078
Net (Loss) Income	$(7,338)	$1,665
Net (Loss) Income Per Share	$(0.23)	$0.05
Adjusted Net Income [1]	$11,099	$12,046
Adjusted Net Income Per Share [1]	$0.35	$0.37
Cash Flow [1]	$4,687	$18,529
Cash Flow Per Share [1]	$0.15	$0.57

Revenues were $34.9 million in the March 2009 quarter compared to $56.6 million in the 2008 quarter.

Concentrate inventory levels were higher than normal at March 31, 2009 as timing of shipments resulted in a ship leaving port early in April. Variations in quarterly revenue attributed to the timing of concentrate shipments can be expected in the normal course of business.

Operating income for the three months ended March 31, 2009 decreased to $2.6 million from $23.1 million in the March 2008 quarter.

Net loss was $7.3 million in the March 2009 quarter compared to net income of $1.7 million in the 2008 quarter. Adjusted net income in the quarter was $11.1 million or $0.35 per share, versus $12.0 million or $0.37 per share in the March 2008 quarter. Adjusted net income is calculated by removing the unrealized gains and losses, net of related income taxes, resulting from mark to market revaluation of copper hedging and removing the unrealized share based compensation expense, net of taxes. Adjusted net income is not a term recognized under generally accepted accounting principles however it does show the current period financial results excluding the effect of items not settling in the current period.

Copper prices in the March 2009 quarter were below the put and forward sale strike prices resulting in the Company realizing gains on derivative instruments of $14.1 million in the quarter compared to a loss of $4.2 million in the 2008 quarter. The increase in copper prices since December 31, 2008 resulted in unrealized losses of $26.3 million in the March quarter compared to unrealized losses of $17.6 million in the March 2008 quarter.

---

(1) Adjusted Net Income, Adjusted Net Income Per Share, Cash Flow and Cash Flow Per Share are measures used by the Company to evaluate its performance; however, they are not terms recognized under generally accepted accounting principles. Adjusted Net Income is defined as net income adjusted for certain items of a non-operational nature that pertain to future periods as described in further detail in the Management's Discussion and Analysis under the heading Adjusted Net Income. Cash Flow is defined as cash flow from operations before net change in working capital balances. Adjusted Net Income and Cash Flow Per Share are the same measures divided by the weighted average number of common shares outstanding during the period.

The Company believes these measures are useful to investors because they are included in the measures that are used by management in assessing the financial performance of the Company.

Cash flow decreased to $4.7 million in the March 2009 quarter compared to $18.5 million in the 2008 quarter. The $13.8 million decrease is primarily the result of increased cash income taxes.

Capital expenditures decreased to $4.5 million from $8.9 million in the comparative 2008 quarter. Expenditures in the March 2009 quarter were financed from cash flow from the Mount Polley and Huckleberry mines. At March 31, 2009 the Company had $21.7 million in cash, cash equivalents and short term investments.

During the March 2009 quarter the Company made no purchases under the Normal Course Issuer Bid.

Mount Polley Mine

Production	Three Months Ended March 31	
(unaudited)	2009	2008
Ore milled (tonnes)	1,572,015	1,482,532
Ore milled per calendar day (tonnes)	17,467	16,292
Grade % - Copper	0.392	0.504
Grade g/t - Gold	0.312	0.305
Recovery % – Copper	54.73	83.19
Recovery % – Gold	63.08	73.55
Copper produced (lbs)	7,430,959	13,703,424
Gold produced (oz)	9,938	10,679
Silver produced (oz)	46,290	111,666

Mill through-put and copper head grade averaged 17,467 tonnes per day at 0.392% copper during the first quarter. Although the tonnes of ore milled increased, copper production was lower as lower grade and more oxidized ore was delivered to the mill from the Springer pit, compared to the first quarter of 2008.

Copper recovery for the three months in 2009 is down about 28.5% compared to the 2008 quarter, 54.7% versus 83.2%. With virtually all mill feed coming from the highly oxidized Springer pit, the copper oxide ratio for the first three months of 2009 has been 29.4%, up from 9.1% in the same period in 2008. The copper oxide ratio negatively impacts copper recovery as copper oxide minerals have poor flotation recoveries. As mining progresses to the lower benches in the Springer, oxide ratios will drop and recovery will increase.

The recovery from the Wight pit of 140,000 tonnes, grading 1.32% copper, 0.28 g/t gold and 11.7 g/t silver from a slash in the pit wall, and 260,000 tonnes from mining of the ramp is expected to be completed in the second quarter. As this ore is of higher grade and less oxidized, higher copper production is expected in the second quarter.

A small pit in the Pond zone has been designed and plans are to mine 1.37 million tonnes, grading 0.476% copper, 0.27 g/t gold and 6.89 g/t silver, in 2009. Good copper recovery is expected as this ore is not oxidized.

Exploration expenditures at Mount Polley were $0.9 million in the March 2009 quarter compared to $0.2 million in the March 2008 quarter. Exploration at Mount Polley is focused on locating high grade ore to replace the Wight pit mill feed that has been available at Mount Polley for the last three years. Drilling at the Boundary, Southeast and Northeast zones returned significant intervals of high grade copper/gold mineralization. The Pond zone is one of the high grade discoveries expected to be in production by year end. Recent exploration at the Boundary zone has yielded a number of higher grade intercepts at depth. Drilling at the Boundary zone will be a high priority for exploration.

Two holes were drilled in an area south of a fault which was believed to cut-off the Springer zone mineralization. Results for one of the holes have been received. Starting at 38.57 metres, hole WX09-01 intersected 8.93 metres of 0.37% copper and 0.81 g/t gold, and at 115.0 metres down the hole it intersected 45.0 metres grading 0.31% copper and 0.29 g/t gold. Follow up exploration on this area will be planned.

Imperial owns 100% of the Mount Polley open pit copper/gold mine located 56 kilometres north east of Williams Lake, British Columbia.

Imperial Metals

Huckleberry Mine

Production	Three Months Ended March 31	
(100% - Imperial owns 50%) *(unaudited)*	2009	2008
Ore milled (tonnes)	1,443,300	1,440,513
Ore milled per calendar day (tonnes)	16,037	15,830
Grade (%) – Copper	0.351	0.295
Grade (%) – Molybdenum	0.006	0.007
Recovery (%) – Copper	90.6	87.9
Recovery (%) – Molybdenum	2.1	23.4
Copper produced (lbs)	10,117,000	8,201,814
Gold produced (oz)	842	739
Silver produced (oz)	60,697	53,173
Molybdenum produced (lbs)	3,843	54,233

Copper production increased during the first quarter compared to the 2008 same quarter. Through-put, grade and recovery all improved. Grade is improving as mining proceeds deeper into the Main Zone Extension pit, and plant operation adjustments have increased through-put.

An exploration program focusing on areas immediately adjacent to the mine is planned and expected to begin in the second quarter.

Work continues on a new mine plan that could extend copper production into 2012 however, under the current mine plan milling operations will be suspended mid-2010. An expansion of the Main Zone Extension pit, called the "Saddle Plan", is largely dependent on copper price and a decision on the implementation of the Saddle Plan is expected to be made in the third quarter of 2009.

Imperial owns 50% of the Huckleberry open pit copper/molybdenum mine located 123 kilometres southwest of Houston, British Columbia.

Red Chris

At the Red Chris property three holes of the 12 hole initial phase of the follow-up drill program were completed in 2008. A total of 2,220 metres were drilled in the East zone to follow up on 2007 drill hole 07-335 which returned 1,024.1 metres grading 1.01% copper, 1.26 g/t gold and 3.92 g/t silver.

Drilling to depth proved difficult and only hole RC08-343 was successful in penetrating into the target area below previously known mineralization. RC08-343 was collared approximately 165 metres to the northwest of 07-335 in an area known from previous drilling to be barren near surface. Drill hole RC08-343 intersected the mineralized zone at 840.3 metres returning 362.2 metres grading 0.40% copper, 0.53 g/t gold and 1.27 g/t silver, including a 97.5 metre interval of 0.63% copper, 0.96 g/t gold and 1.89 g/t silver.

Drill holes RC08-341 and RC08-342 were collared about 90 metres to the east of 07-335 and returned excellent grades over the entire length drilled but were lost prior to reaching their target depth of 1,500 metres due to drilling difficulty. The drill program designed to explore the depth extent of the Red Chris, will recommence this summer.

The Red Chris copper/gold property is located 80 kilometres south of Dease Lake in northwest British Columbia.

Sterling

In the quarter, the excavation of a 190 foot extension of the north drift in the 144 zone was completed. This drift passed through the north limb of the 144 zone, and rib sampling of the zone at this point returned grades as high as 0.163 oz/t (5.57 g/t) gold. At the north end of this drift, a drill station was excavated and a 5,000 foot diamond drill program to extend the 144 zone to the north is underway.

An operations plan has been submitted and approved, and the required bonding has been placed with the State of Nevada and the Bureau of Land Management that would permit the restart of mining and heap leach operations.

The wholly owned Sterling gold property is located 185 kilometres northwest of Las Vegas, Nevada.

Outlook

Production in the first quarter was low at Mount Polley, but with two sources of unoxidized ore expected to be mined during the remainder of the year, we expect to meet our budget of 60 million pounds of equity share copper this year.

With the copper price rebounding during the quarter, Imperial stepped up exploration activities with a second drill mobilized at Mount Polley, and underground development and drilling initiated at Sterling. We look forward to resuming drilling at both Huckleberry and Red Chris this summer.

Detailed financial information is provided in Management's Discussion and Analysis in the First Quarter Report available on the Company's website and on SEDAR [www.sedar.com].

Contact: Brian Kynoch, President 604.669.8959; Andre Deepwell, Chief Financial Officer 604.488.2666; Sabine Goetz, Investor Relations 604.488.2657 // **website: www.imperialmetals.com** // email: info@imperialmetals.com

#82-34714

2009 FIRST QUARTER REPORT

TO OUR SHAREHOLDERS

Imperial's comparative financial results for the three months ended March 31, 2009 and March 31, 2008 are summarized below and discussed in detail in the Management's Discussion and Analysis.

	Three Months Ended March 31	
(unaudited) in thousands except per share amounts	2009	2008
Revenues	$34,898	$56,597
Operating Income	$2,593	$23,078
Net (Loss) Income	$(7,338)	$1,665
Net (Loss) Income Per Share	$(0.23)	$0.05
Adjusted Net Income (1)	$11,099	$12,046
Adjusted Net Income Per Share (1)	$0.35	$0.37
Cash Flow (1)	$4,687	$18,529
Cash Flow Per Share (1)	$0.15	$0.57

Revenues were $34.9 million in the March 2009 quarter compared to $56.6 million in the 2008 quarter.

Concentrate inventory levels were higher than normal at March 31, 2009 as timing of shipments resulted in a ship leaving port early in April. Variations in quarterly revenue attributed to the timing of concentrate shipments can be expected in the normal course of business.

Operating income for the three months ended March 31, 2009 decreased to $2.6 million from $23.1 million in the March 2008 quarter.

Net loss was $7.3 million in the March 2009 quarter compared to net income of $1.7 million in the 2008 quarter. Adjusted net income in the quarter was $11.1 million or $0.35 per share, versus $12.0 million or $0.37 per share in the March 2008 quarter. Adjusted net income is calculated by removing the unrealized gains and losses, net of related income taxes, resulting from mark to market revaluation of copper hedging and removing the unrealized share based compensation expense, net of taxes. Adjusted net income is not a term recognized under generally accepted accounting principles however it does show the current period financial results excluding the effect of items not settling in the current period.

Copper prices in the March 2009 quarter were below the put and forward sale strike prices resulting in the Company realizing gains on derivative instruments of $14.1 million in the quarter compared to a loss of $4.2 million in the 2008 quarter. The increase in copper prices since December 31, 2008 resulted in unrealized losses of $26.3 million in the March quarter compared to unrealized losses of $17.6 million in the March 2008 quarter.

Cash flow decreased to $4.7 million in the March 2009 quarter compared to $18.5 million in the 2008 quarter. The $13.8 million decrease is primarily the result of increased cash income taxes.

(1) Adjusted Net Income, Adjusted Net Income Per Share, Cash Flow and Cash Flow Per Share are measures used by the Company to evaluate its performance; however, they are not terms recognized under generally accepted accounting principles. Adjusted Net Income is defined as net income adjusted for certain items of a non-operational nature that pertain to future periods as described in further detail in the Management's Discussion and Analysis under the heading Adjusted Net Income. Cash Flow is defined as cash flow from operations before net change in working capital balances. Adjusted Net Income and Cash Flow Per Share are the same measures divided by the weighted average number of common shares outstanding during the period.

The Company believes these measures are useful to investors because they are included in the measures that are used by management in assessing the financial performance of the Company.

Capital expenditures decreased to $4.5 million from $8.9 million in the comparative 2008 quarter. Expenditures in the March 2009 quarter were financed from cash flow from the Mount Polley and Huckleberry mines. At March 31, 2009 the Company had $21.7 million in cash, cash equivalents and short term investments.

During the March 2009 quarter the Company made no purchases under the Normal Course Issuer Bid.

Mount Polley Mine

Production	Three Months Ended March 31	
(unaudited)	2009	2008
Ore milled (tonnes)	1,572,015	1,482,532
Ore milled per calendar day (tonnes)	17,467	16,292
Grade % - Copper	0.392	0.504
Grade g/t - Gold	0.312	0.305
Recovery % – Copper	54.73	83.19
Recovery % – Gold	63.08	73.55
Copper produced (lbs)	7,430,959	13,703,424
Gold produced (oz)	9,938	10,679
Silver produced (oz)	46,290	111,666

Mill through-put and copper head grade averaged 17,467 tonnes per day at 0.392% copper during the first quarter. Although the tonnes of ore milled increased, copper production was lower as lower grade and more oxidized ore was delivered to the mill from the Springer pit, compared to the first quarter of 2008.

Copper recovery for the three months in 2009 is down about 28.5% compared to the 2008 quarter, 54.7% versus 83.2%. With virtually all mill feed coming from the highly oxidized Springer pit, the copper oxide ratio for the first three months of 2009 has been 29.4%, up from 9.1% in the same period in 2008. The copper oxide ratio negatively impacts copper recovery as copper oxide minerals have poor flotation recoveries. As mining progresses to the lower benches in the Springer, oxide ratios will drop and recovery will increase.

The recovery from the Wight pit of 140,000 tonnes, grading 1.32% copper, 0.28 g/t gold and 11.7 g/t silver from a slash in the pit wall, and 260,000 tonnes from mining of the ramp is expected to be completed in the second quarter. As this ore is of higher grade and less oxidized, higher copper production is expected in the second quarter.

A small pit in the Pond zone has been designed and plans are to mine 1.37 million tonnes, grading 0.476% copper, 0.27 g/t gold and 6.89 g/t silver, in 2009. Good copper recovery is expected as this ore is not oxidized.

Exploration expenditures at Mount Polley were $0.9 million in the March 2009 quarter compared to $0.2 million in the March 2008 quarter. Exploration at Mount Polley is focused on locating high grade ore to replace the Wight pit mill feed that has been available at Mount Polley for the last three years. Drilling at the Boundary, Southeast and Northeast zones returned significant intervals of high grade copper/gold mineralization. The Pond zone is one of the high grade discoveries expected to be in production by year end. Recent exploration at the Boundary zone has yielded a number of higher grade intercepts at depth. Drilling at the Boundary zone will be a high priority for exploration.

Two holes were drilled in an area south of a fault which was believed to cut-off the Springer zone mineralization. Results for one of the holes have been received. Starting at 38.57 metres, hole WX09-01 intersected 8.93 metres of 0.37% copper and 0.81 g/t gold, and at 115.0 metres down the hole it intersected 45.0 metres grading 0.31% copper and 0.29 g/t gold. Follow up exploration on this area will be planned.

Imperial owns 100% of the Mount Polley open pit copper/gold mine located 56 kilometres north east of Williams Lake, British Columbia.

Huckleberry Mine

Production	Three Months Ended March 31	
(100% - Imperial owns 50%) *(unaudited)*	2009	2008
Ore milled (tonnes)	1,443,300	1,440,513
Ore milled per calendar day (tonnes)	16,037	15,830
Grade (%) – Copper	0.351	0.295
Grade (%) – Molybdenum	0.006	0.007
Recovery (%) – Copper	90.6	87.9
Recovery (%) – Molybdenum	2.1	23.4
Copper produced (lbs)	10,117,000	8,201,814
Gold produced (oz)	842	739
Silver produced (oz)	60,697	53,173
Molybdenum produced (lbs)	3,843	54,233

Copper production increased during the first quarter compared to the 2008 same quarter. Through-put, grade and recovery all improved. Grade is improving as mining proceeds deeper into the Main Zone Extension pit, and plant operation adjustments have increased through-put.

An exploration program focusing on areas immediately adjacent to the mine is planned and expected to begin in the second quarter.

Work continues on a new mine plan that could extend copper production into 2012 however, under the current mine plan milling operations will be suspended mid-2010. An expansion of the Main Zone Extension pit, called the "Saddle Plan", is largely dependent on copper price and a decision on the implementation of the Saddle Plan is expected to be made in the third quarter of 2009.

Imperial owns 50% of the Huckleberry open pit copper/molybdenum mine located 123 kilometres southwest of Houston, British Columbia.

Red Chris

At the Red Chris property three holes of the 12 hole initial phase of the follow-up drill program were completed in 2008. A total of 2,220 metres were drilled in the East zone to follow up on 2007 drill hole 07-335 which returned 1,024.1 metres grading 1.01% copper, 1.26 g/t gold and 3.92 g/t silver.

Drilling to depth proved difficult and only hole RC08-343 was successful in penetrating into the target area below previously known mineralization. RC08-343 was collared approximately 165 metres to the northwest of 07-335 in an area known from previous drilling to be barren near surface. Drill hole RC08-343 intersected the mineralized zone at 840.3 metres returning 362.2 metres grading 0.40% copper, 0.53 g/t gold and 1.27 g/t silver, including a 97.5 metre interval of 0.63% copper, 0.96 g/t gold and 1.89 g/t silver.

Drill holes RC08-341 and RC08-342 were collared about 90 metres to the east of 07-335 and returned excellent grades over the entire length drilled but were lost prior to reaching their target depth of 1,500 metres due to drilling difficulty. The drill program designed to explore the depth extent of the Red Chris, will recommence this summer.

The Red Chris copper/gold property is located 80 kilometres south of Dease Lake in northwest British Columbia.

Sterling

In the quarter, the excavation of a 190 foot extension of the north drift in the 144 zone was completed. This drift passed through the north limb of the 144 zone, and rib sampling of the zone at this point returned grades as high as 0.163 oz/t (5.57 g/t) gold. At the north end of this drift, a drill station was excavated and a 5,000 foot diamond drill program to extend the 144 zone to the north is underway.

An operations plan has been submitted and approved, and the required bonding has been placed with the State of Nevada and the Bureau of Land Management that would permit the restart of mining and heap leach operations.

The wholly owned Sterling gold property is located 185 kilometres northwest of Las Vegas, Nevada.

Outlook

Production in the first quarter was low at Mount Polley, but with two sources of unoxidized ore expected to be mined during the remainder of the year, we expect to meet our budget of 60 million pounds of equity share copper this year.

With the copper price rebounding during the quarter, Imperial stepped up exploration activities with a second drill mobilized at Mount Polley, and underground development and drilling initiated at Sterling. We look forward to resuming drilling at both Huckleberry and Red Chris this summer.

Brian Kynoch
President

MANAGEMENT'S DISCUSSION & ANALYSIS

Forward Looking Statements

This Management's Discussion and Analysis is a review of the Company's operations, financial position and plans for the future based on facts and circumstances as of May 5, 2009. Except for statements of fact relating to the Company, certain information contained herein constitutes forward looking statements. Forward looking statements are based on the opinions, plans and estimates of management at the date the statements are made and are subject to a variety of risks, uncertainties and other factors that could cause the actual results to differ materially from those projected by such statements. The primary risk factors affecting the Company are discussed further under the heading "Risk Factors" in the Management's Discussion and Analysis for the year ended December 31, 2008. The Company undertakes no obligation to update forward looking statements if circumstances or management's estimates, plans or opinions should change. The reader is cautioned not to place undue reliance on forward looking statements.

Overview

Revenues were $34.9 million in the three months ending March 31, 2009 compared to $56.6 million in comparative 2008 period. The decrease is the result of lower sales volumes on lower copper prices. The London Metals Exchange cash settlement copper price per pound averaged US$1.56 in the 2009 period compared to US$3.52 in the 2008 period or about 56% lower. The average US Dollar/CDN Dollar exchange rate over the same period was about 24% higher in 2009 compared to 2008. In CDN Dollar terms the average copper price in the 2009 period was 45% lower than the 2008 period average copper price.

Revenue in the first quarter of 2009 included positive revenue revaluations of $9.8 million compared to positive revenue revaluations of $18.0 million in the March 31, 2008 period. The revaluation of accounts receivable include the revenue changes resulting from shipments settling in the current quarter that were recorded as sales in prior quarters and for shipments sold in the current quarter that will settle in future quarters. Positive revenue revaluations are the result of the copper price on the settlement date and/or at the current period balance sheet date being significantly higher than when the revenue was initially recorded or the copper price at the last balance sheet date.

Operating income decreased to $2.6 million from $23.1 million in 2009 as result of lower contribution margins from mine operations and the absence of a share based compensation credit in the current period.

Net loss for the three months ended March 31, 2009 was $7.3 million ($0.23 per share) compared to a net income of $1.7 million ($0.05 per share) in the comparative 2008 period. Although operating income declined by $20.5 million from 2008 to 2009 the decline in net income was cushioned by lower losses on derivative instruments which fell to $12.2 million in the 2009 period compared to $21.8 million in the comparative 2008 period.

Adjusted net income in the three months ended March 31, 2009 was $11.1 million ($0.35 per share) compared to $12.0 million ($0.37 per share) in the March 31, 2008 period. Adjusted net income is calculated by removing the gains or losses, net of related income taxes, resulting from mark to market revaluation of copper and foreign exchange hedging not related to the current period, removing the unrealized share based compensation expense, net of taxes, as further detailed on the following table.

Calculation of Adjusted Net Income	Three Months Ended March 31	
[expressed in thousands of dollars, except share amounts]	2009	2008
Net (loss) income as reported	$(7,338)	$1,665
Unrealized loss on derivative instruments, net of tax (a)	18,437	12,129
Unrealized share based compensation recovery, net of tax (b)	-	(1,748)
Adjusted Net Income (c)	$11,099	$12,046
Adjusted Net Income Per Share (c)	$0.35	$0.37

(a) Derivative financial instruments are recorded at fair value on the balance sheet, with changes in the fair value, net of taxes, flowing through net income. The amounts ultimately realized may be materially different than reflected in the financial statements due to changes in prices of the underlying copper and foreign exchange hedged.

(b) Effective with the June 30, 2007 quarter, the Company's employee stock option plan provides for a cash payment option. Accordingly, the intrinsic value of the outstanding vested options is recorded as a liability on the Company's balance sheet and periodic changes in the intrinsic value, net of taxes, flow through net income.

(c) Adjusted net income and adjusted net income per share are not terms recognized under generally accepted accounting principles however it does show the current year's financial results excluding the effect of items not settling in the current year. The Company believes these measures are useful to investors because they are included in the measures that are used by management in assessing the financial performance of the Company.

Cash flow decreased to $4.7 million in the three months ended March 31, 2009 from $18.5 million in the comparative 2008 period. The $13.8 million decrease is primarily the result of reduced operating margins at Mount Polley and Huckleberry. Cash flow is a measure used by the Company to evaluate its performance, however, it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in non-cash working capital balances. The Company believes cash flow is useful to investors and it is one of the measures used by management to assess the financial performance of the Company.

Capital expenditures in the March 2009 period were $4.5 million, down from $8.9 million in the March 2008 period as the Company reduced capital expenditures to fall in line with reduced cash generated from operations.

In both periods expenditures were financed by cash flow from the Mount Polley and Huckleberry mines. At March 31, 2009 the Company had $21.7 million (December 31, 2008-$41.4 million) in cash and cash equivalents and short term investments. The reduction in cash was largely the result of payments on negative final settlements in the first quarter of 2009 which totaled $28.7 million.

Derivative Instruments

The Company has not hedged gold or silver, only copper and the CDN/US Dollar exchange rate. During the March 31, 2009 period the Company recorded $12.2 million in losses on derivative instruments, exclusively for copper, compared to losses of $21.8 million in the comparative 2008 period. These gains and losses result from the mark to market valuation of the derivative instruments based on changes in the price of copper and the CDN/US Dollar exchange rate. The increase in the price of copper in the March 2009 quarter from the low prices at December 31, 2008 resulted in unrealized losses being recorded by the Company. These unrealized losses reversed part of the large unrealized gains recorded by the Company in the December 2008 quarter when the price of copper fell sharply. The Company does not use hedge accounting therefore accounting rules require that derivative instruments be recorded at fair value on each balance sheet date, with the adjustment resulting from the revaluation being charged to the statement of income as a gain or loss.

The Company utilizes a variety of instruments for hedging including the purchase of puts, forward sales and the use of min/max zero cost collars. Imperial's income or loss from derivative instruments may be very volatile from period to period as a result of changes in the copper price and exchange rates compared to the copper price and exchange rate at the time when these contracts were entered into and the type and length of time to maturity of the contracts.

Hedges for Mount Polley cover about 44% of copper settlements for the June 2009 quarter via min/max zero cost collars. Hedges for Huckleberry include puts extending out to the third quarter of 2010. Huckleberry has hedges

covering about 125% of copper settlements through March 2010 via puts and forwards sales with subsequent periods to September 2010 covering about 70% of copper settlements in that period.

At March 31, 2009 the Company has unrealized income of $23.8 million on its derivative instruments. This represents an increase in fair value of the derivative instruments from the dates of purchase to March 31, 2009 due to the decline in the price of copper from date of purchase. Refer to Note 7 to the unaudited consolidated financial statements for the three ended March 31, 2009 for further details.

The Company has granted security to certain hedge counterparties to cover potential losses in excess of the credit facilities granted by the counterparties. At March 31, 2009 the Company had $1.3 million on deposit with counterparties.

Share Based Compensation Expense

During the June 2007 quarter the shareholders of the Company approved an amendment to the Company's stock option plans (the "Plan") that provides option holders the right to receive common shares or a direct cash payment in exchange for options exercised. The amendment to the Plan balances the need for a long term compensation program to retain employees and the concerns of shareholders regarding the dilution caused by the exercise of stock options. As a result of the change to the Plan, generally accepted accounting principles result in a liability and related expense being recorded for the intrinsic value of the stock options. Additionally, payments made to option holders by the Company are deductible for income tax purposes. The liability associated with the Company's stock options are revalued quarterly to reflect changes in the market price of the Company's common shares and the vesting of additional stock options. The net change is recognized in net income for the period. None of the options outstanding at March 31, 2009 or December 31, 2008 were in-the-money and therefore the Company had no share based compensation liability on those dates. The Company had no share based compensation expense for the three months ended March 31, 2009 compared to a $2.0 million recovery in the March 31, 2008 period.

Developments During the March 2009 quarter

General

Copper prices were significantly lower in the March 2009 quarter than in the March 2008 quarter, averaging about US$1.56/lb compared to US$3.52/lb in 2008 or about 56% lower. The US Dollar continued to decline against the CDN Dollar during the three months ending March 31, 2009 ending the period stronger against the CDN Dollar. Factoring in the increase in the exchange rate the price of copper averaged CDN$1.94/lb in the March 2009 quarter, about 45% less than the average of CDN$3.54/lb in the March 2008 quarter. Since December 2008 the monthly average copper price increased every month during the March 2009 quarter rising about 22% from the December 2008 monthly average.

The increases during the last few years in certain costs resulting from changes in market conditions for such items as labour, fuel and other consumables, impacted the profitability of Mount Polley, Huckleberry and of resource projects generally. Changes in economic conditions in the latter part of 2008 have reversed this trend with some items such as fuel, falling significantly in the last nine months. These cost reductions have offset a portion of the decline in copper price.

Mount Polley

Exploration expenditures at Mount Polley were $0.9 million in the March 2009 quarter compared to $0.2 million in the March 2008 quarter. Exploration at Mount Polley is focused on locating high grade ore to replace the Wight pit mill feed that has been available at Mount Polley for the last three years. Drilling at the Boundary, Southeast and Northeast zones returned significant intervals of high grade copper/gold mineralization. The Pond zone is one of the high grade discoveries expected to be in production by year end. A small pit in the Pond zone has been designed and plans are to mine 1.37 million tonnes, grading 0.476% copper, 0.27 g/t gold and 6.89 g/t silver, in 2009. This ore is not oxidized so good copper recovery is expected. Recent exploration at the Boundary zone has yielded a number of higher grade intercepts at depth. Drilling at the Boundary zone will be a high priority for exploration,

especially now that an arrangement to option a portion of an adjacent mineral claim has been completed

Huckleberry

The financial results of Huckleberry continue to have a significant impact on Imperial's results. Imperial's share of Huckleberry's losses was $5.1 million in the March 2009 quarter compared to a loss of $2.3 million in March 2008 quarter. Huckleberry's net losses increased due to lower shipment volumes, lower operating margins and higher losses on derivative instruments. Note 4 to the unaudited consolidated financial statements of the Company for the three months ended March 31, 2009 discloses information on the impact of Huckleberry operations on the financial position and results of operations of Imperial.

An exploration program focusing on areas immediately adjacent to the mine is planned and expected to begin in the second quarter.

Work continues on a new mine plan that could extend copper production into 2012 however, under the current mine plan milling operations will be suspended mid-2010. An expansion of the Main Zone Extension pit, called the "Saddle Plan", is largely dependent on copper price and a decision on the implementation of the saddle plan is expected to be made in the third quarter of 2009.

Red Chris

At the Red Chris property three holes of the 12 hole initial phase of the follow-up drill program were completed in 2008. A total of 2,220 metres were drilled in the East zone to follow up on 2007 drill hole 07-335 which returned 1,024.1 metres grading 1.01% copper, 1.26 g/t gold and 3.92 g/t silver.

Drilling to depth proved difficult and only hole RC08-343 was successful in penetrating into the target area below previously known mineralization. RC08-343 was collared approximately 165 metres to the northwest of 07-335 in an area known from previous drilling to be barren near surface. Drill hole RC08-343 intersected the mineralized zone at 840.3 metres, returning 362.2 metres grading 0.40% copper, 0.53 g/t gold and 1.27 g/t silver, including a 97.5 metre interval of 0.63% copper, 0.96 g/t gold and 1.89 g/t silver.

Drill holes RC08-341 and RC08-342 were collared about 90 metres to the east of 07-335 and returned excellent grades over the entire length drilled but were lost prior to reaching their target depth of 1,500 metres due to drilling difficulty. The drill program designed to explore the depth extent of the Red Chris, will recommence this summer.

Sterling

During the first quarter of 2009, excavation of a 190 foot extension of the north drift in the 144 zone was completed. This drift passed through the north limb of the 144 zone, and rib sampling of the zone at this point returned grades as high as 0.163 oz/t (5.57 g/t) gold. At the north end of this drift, a drill station was excavated and a 5,000 foot diamond drill program to extend the 144 zone to the north is underway.

An operations plan has been submitted and approved, and the required bonding has been placed with the State of Nevada and the Bureau of Land Management that would permit the restart of mining and heap leach operations.

Critical Accounting Policies and Estimates

The critical accounting policies adopted by the Company and used in preparation of its consolidated financial statements have not changed form those described in the Management's Discussion and Analysis for the year ended December 31, 2008.

Recent Canadian Accounting Pronouncements

Several new accounting standards will be applicable to the Company commencing January 1, 2009 with most focused on providing additional disclosure on various items.

(a) In February 2008, the Canadian Institute of Chartered Accountants ("CICA") issued Section 3064 – Goodwill and Intangible Assets, which replaces Section 3062 – Goodwill and Other Intangible assets and Section 3450 – Research and Development Costs. The new standard establishes the recognition, measurement, presentation and disclosure of goodwill subsequent to initial recognition and of intangible assets by profit-oriented enterprises. The Company adopted Section 3064 effective January 1, 2009. The adoption of this new standard did not have a material impact on the Company's financial condition or operating results.

(b) In February 2008, the Canadian Accounting Standards Board confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards ("IFRS") for financial periods beginning on and after January 1, 2011. IFRS employs a conceptual framework that is similar to Canadian GAAP however significant differences exist in certain matters of recognition, measurement and disclosure. While the adoption of IFRS will not change the actual cash flows of the Company, the adoption will result in changes to the reported financial position and results of operations of the Company.

The Company has appointed a project manager to lead the conversion to IFRS. In the March quarter the Company retained its auditors to assist its IFRS conversion team in completing a diagnostic review of the significant differences between Canadian GAAP and IFRS. This review identified key impact areas and detailed the accounting policy choices available to the Company under IFRS. In the current quarter the Company plans to assess the various accounting policy choices available under IFRS and their impact on the Company's financial position as well as preparing a timeline and detailed action plan for the implementation of IFRS. To date no decisions have been made with regard to accounting policy choices and elective exemptions available to the Company under IFRS.

(c) In January 2009, the CICA issued Section 1582 – Business Combinations, which replaces Section 1581 – Business Combinations, and Section 1601 – Consolidated Financial Statements and Section 1602 – Non-Controlling Interests, which replace Section 1600 – Consolidated Financial Statements. These new sections are effective for years beginning on or after January 1, 2011 with earlier adoption permitted. Section 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. In addition, acquisition costs are not part of the consideration and are to be expensed when incurred. These new sections are not expected to have a material impact on the Company's financial condition or operating results.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2009 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 2008

This review of the results of operations should be read in conjunction with the unaudited consolidated financial statements of the Company for the three months ended March 31, 2008 and the audited consolidated financial statements for the year ended December 31, 2008.

Financial Results

Overview

Revenues decreased to $34.9 million for the three months ended March 31, 2009 from $56.6 million in the three months ended March 31, 2008 due to lower sales volumes and lower copper prices.

In the three months ended March 31, 2009 Imperial recorded a net loss of $7.3 million ($0.23 per share) compared to net income of $1.7 million ($0.05 per share) in the comparative period. The decrease in net income is due to the large decline in the price of copper which commenced in mid 2008.

The financial results of the Company are closely tied to the profitability of the Mount Polley and Huckleberry mines. The Mount Polley mine contributed $0.7 million to Imperial's operating income in the March 2009 period compared to $18.8 million in the 2008 period. Imperial's share of Huckleberry contributed $2.5 million in the March 2009 period versus $5.4 million in the comparative 2008 period.

Imperial recorded a total of $12.2 million in realized and unrealized losses on derivative instruments in the March 2009 period compared to a total of $21.8 million in realized and unrealized losses on derivative instruments in the March 2008 period. These derivative instruments were put in place to provide cash flow protection against declines in the price of copper. During the 2009 quarter the Company realized gains of $14.1 million on derivative instruments, however, due to increase in the price of copper from December 31, 2008, these gains were more than offset by unrealized losses from the reversal of the large unrealized gains on derivative instruments recorded in the December 31, 2008 quarter.

Mineral Production and Transportation Costs

Mineral production and transportation costs were $27.0 million in the March 2009 period comprised of $17.8 million from Mount Polley and $9.2 million representing the Company's 50% share of Huckleberry. This compares to $28.3 million in 2008 period, comprised of $16.2 million from Mount Polley and $12.1 million from Huckleberry.

The impact of high oil and steel prices on operating costs has been reduced in the March 2009 period compared to the March 2008 period as these cost inputs have dropped.

Mineral Property Holding Costs

Mineral property holdings costs were steady in both periods at $0.3 million.

Depletion and Depreciation

Depletion and depreciation increased to $4.6 million in the March 2009 period from $3.9 million in the 2008 period due to a higher depletion and depreciation base in the current period.

General and Administration

General and administration expense increased slightly to $0.7 million in the March 2009 period from $0.6 million in 2008 period due to higher staff, office and occupancy costs.

Share Based Compensation

Share based compensation expense was a recovery of $2.0 million in the March 2008 period compared to a nil in the March 2009 period. The large decline in the Company's share price in the latter part of 2008 resulted in the elimination of the share based expense obligations at December 31, 2008 as all options were no longer in-the-money at that date and through to March 31, 2009. See heading Share Based Compensation Expense for further details.

Interest Expense on Long Term Debt

Interest expense on long term debt decreased to $0.2 million in the March 2009 period from $0.3 million in March 2008 period due to a lower level of debt in 2009.

Other Interest Expense

Other interest expense decreased to under $0.1 million in the March 2009 period compared to $0.6 million in March 2008 period. The 2008 period included interest on a short term loan facility and higher short term borrowing on concentrate advances.

Interest Accretion on Long Term Debt

Interest accretion was steady at $0.3 million in both periods.

Financing Costs

Financing costs of $1.1 million in the March 2008 period were associated with a short term loan facility entered into in that period compared nil in the March 2009 period when there was no such comparable item.

Foreign Exchange Gain

The average CDN/US Dollar exchange rate of 1.245 in the March 2009 period was significantly higher than the March 2008 period average of 1.004. During the March 2009 quarter the CDN/US Dollar exchange rate was on an increasing trend going from 1.225 to 1.260 resulting in a $1.0 million foreign exchange gain being recorded in the March 2009 period. A gain of $0.2 million in the March 2008 period was recorded as the exchange rate also increased but at a slower rate. These gains and losses are attributable to holding US Dollar denominated cash, accounts receivable and derivative instruments, partially offset by gains on short term debt. These net US Dollar asset balances are the result of the operations at the Mount Polley and Huckleberry mines.

Losses on Derivative Instruments

During the three months ended March 31, 2009 the Company entered into additional hedge contracts for the sale of copper and US Dollars to protect the Company's cash flow against a decline in the price of copper and US Dollar. None of the Company's contracts qualify for hedge accounting and therefore the Company must mark to market the unrealized gains and losses on all its contracts. Changes in valuation of this hedge position and the hedge position carrying over from 2008 resulted in a loss of $12.1 million during the three months ended March 31, 2009 compared to a loss of $21.8 million in the March 2008 period. The unrealized net gains on the hedge contracts outstanding at March 31, 2009 totaled $23.8 million. The ultimate gain or loss on these contracts will be determined by the copper prices in the periods when these contracts settle.

Recovery of Income and Mining Taxes

Recovery of income and mining taxes increased to $2.2 million in the March 2009 period from a recovery of $0.8 million in the March 2008 period. Huckleberry became cash taxable in 2008 and Imperial is expected to become cash taxable in 2009 as a result of taxable income deferred from 2008 and the utilization of loss carry forwards and other tax deductions. Refer to note 8 of unaudited consolidated financial statements of the Company for the three months ended March 31, 2009. A total of $0.2 million expense was recorded for mineral taxes payable to the Province of British Columbia in the March 2009 period compared to $0.4 million in the March 2008 period.

Capital Risk Management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. The Company's overall strategy remains unchanged from 2008.

The capital structure of the Company consists of short term debt, credit facilities, including credit facilities with counterparties related to derivative instruments, long term debt, convertible debt and equity attributable to common shareholders, comprised of share capital, contributed surplus, equity component of convertible debentures and retained earnings.

The Company is in compliance with the debt covenants related to its short term debt, credit facilities with counterparties, and long term debt.

Liquidity & Capital Resources

Credit Risk

The Company's credit risk is limited to cash and cash equivalents, short term investments, accounts receivable, future site reclamation deposits and derivative instruments in the ordinary course of business. The credit risk of cash and cash equivalents, short term investments and future site reclamation deposits is mitigated by placing funds in financial institutions with high credit quality.

The Company sells to a limited number of smelters and traders. These customers are large, well capitalized and diversified multinationals, and credit risk is considered to be minimal. The balance of trade receivables owed to the Company in the ordinary course of business is significant and the Company often utilizes short term debt facilities with customers to reduce the net credit exposure.

The Company enters into derivative instruments with a number of counterparties. The credit risks associated with these counterparties was previously thought to be minimal because of their strong capital base, diversity and multinational operations. However, the bankruptcy of one of the Company's counterparties, Lehman Brothers Commodity Services Inc. in the fourth quarter of 2008 demonstrated that counterparty risk increased at that time. Changes in Government regulations and intervention by Governments in the financial sector since that time have mitigated the risk to some extent.

Liquidity Risk

The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its planned capital expenditures. The Company ensures that in addition to cash and cash equivalents and short term investment balances there are sufficient committed credit facilities, including the advance payment facilities noted above, to provide the necessary cash to meet projected cash requirements. The Company's primary sources of credit are short term debt secured by concentrate inventory and a $1.0 million line of credit with a financial institution.

The Company also holds derivative instruments, its investment in Huckleberry, mineral property holdings and marketable securities. While these may be convertible to cash they are not considered when assessing the Company's liquidity as they are part of the risk management program of the Company, long term strategic holdings, or are only convertible to cash over a longer time horizon if realizable values exceed management's assessment of fair value, respectively. Therefore, as part of the Company's planning, budgeting and liquidity analysis process, these items are not relied upon to provide operational liquidity. The Company does not hold any asset backed commercial securities.

The Company's overall liquidity risk has not changed significantly from December 31, 2008. An increase in the price of copper from the levels at December 31, 2008 and a beneficial change in the US Dollar/CDN Dollar exchange rate have reversed part of the decline in operating margins and cash flow recorded in the December 2008 quarter. Liquidity risk is also impacted by credit risk should a counterparty default on its payments to the Company.

Currency Risk

Financial instruments that impact the Company's net income and comprehensive income due to currency fluctuations include US dollar denominated cash and cash equivalents, short term investments, accounts receivable, derivative instrument assets and margin deposits, reclamation deposits, accounts payable, derivative instrument liabilities, and short term debt.

Cash Flow

The Company recorded a net loss of $7.3 million in the three months ended March 31, 2009 compared to net income of $1.7 million in the March 2008 period. Cash flow was $4.7 million in the March 2009 period compared to cash flow of $18.5 million in the comparative period. The $13.8 million decrease is primarily the result of reduced operating margins at Mount Polley and Huckleberry. Cash flow is a measure used by the Company to evaluate its performance, however, it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in working capital balances.

Working Capital

At March 31, 2009 the Company had working capital, defined as current assets less current liabilities, of $45.9 million an decrease of $8.3 million from working capital of $54.2 million at December 31, 2008. The March 31, 2009 working capital position reflects the unprofitable operations of the Company during the March 2009 quarter and the value of the Company's derivative instruments. Current liabilities at March 31, 2009 include $13.0 million for the debt component of convertible debentures that is due in March 2010. Excluding this reclassification of debt working capital increased by $3.6 million during the quarter ended March 31, 2009.

Property Expenditures and Other Investment Activities

Acquisition and development of mineral properties totaled $4.5 million in the March 2009 period compared to $8.9 million in the comparative 2008 period.

Capital Additions and Development Expenditures

Capital and development expenditures on Mount Polley, Huckleberry, Sterling and Red Chris were $3.1 million in the March 2009 period compared to $1.2 million in the March 2008 period. Expenditures of $1.2 million in the March 2009 period at Mount Polley included Southeast pit stripping and capital to maintain production capacity. Expenditures at Huckleberry in the March 2009 period were $1.8 million for an excavator and ongoing capital programs. The March 2008 period expenditures at Mount Polley included $6.4 million for stripping the Springer pit and other expenditures for ongoing capital to maintain and expand productive capacity. The March 2008 period expenditures at Huckleberry were $4.0 million for ongoing capital projects. Capital expenditures in 2009 and 2008 were financed from cash flow from operations. Development expenditures at Red Chris totaled $0.1 million in the March 2008 period compared to $0.1 million in the March 2008 period.

Exploration expenditures were $1.4 million in the March 2009 period compared to $1.2 million in the March 2008 period. In the March 2009 quarter Mount Polley exploration drilling was $0.9 million, Red Chris drilling was $0.2 million and underground work at Sterling exploration was $0.3 million. In the March 2008 quarter Mount Polley exploration drilling was $0.2 million, Red Chris drilling was $0.1 million and underground work at Sterling exploration was $0.5 million.

Debt and Other Obligations

Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings and short term investments. Presently, the majority of the Company's outstanding borrowings are at fixed interest rates. The Company monitors its exposure to interest rates and is comfortable with its current exposure. The Company has not entered into any derivative contracts to manage this risk.

The Company did not incur any new long term debt during the three months ended March 2009. Select use of short term debt during both the quarters ended March 31, 2009 and 2008 from purchasers of the Company's concentrate provided working capital to meet day to day cash requirements.

Debt repayment and working capital requirements for 2009 are expected to be met from cash on hand and cash flow generated by Mount Polley and Huckleberry. The Company currently does not forecast the requirement for any long term debt or equity financings during 2009 however long term debt may be utilized when terms are favourable. The Company will continue to utilize short term debt to manage its day to day financing needs.

In the March 2008 quarter the Company entered into a $30.0 million short term revolving working capital facility, a portion of which was used to repay the $10.0 million balance owing on the term facility for the purchase of bcMetals in 2007. The remaining balance of $10.0 million of a term facility for the purchase of bcMetals was paid in February 2008 from a new $30.0 million short term revolving working capital facility with a syndicate of lenders. Both these credit facilities are described under the heading Related Party Transactions.

There were no conversions of the Company's convertible debentures during either quarters ended March 31 2009 or 2008. These debentures bear interest at 6% per annum and are due in March 2010. They are convertible into common shares of the Company at the option of the holder at any time prior to maturity at a conversion price of $8.65 per common share. In accordance with the accounting standards for convertible instruments the net proceeds of the convertible debenture has been allocated between debt and equity components at the date of issue and reflected as such in the consolidated balance sheet of the Company. As of March 31, 2009 and 2008 debentures with a face value of $14.0 million remain outstanding.

Payments on the non-interest bearing Mount Polley mine construction loan are only due when the mine and mill are in operation. Payments are limited to $116,667 per month, to a maximum of $1,166,667 per year. This debt is similar in nature to a capped royalty on operations. This debt is non recourse to Imperial and secured only by the mining property assets on which the funds were invested. The balance owing on this debt at March 31, 2009 is $1.6 million.

The Company had the following contractual obligations as of March 31, 2009:

[expressed in thousands of dollars]	Apr-Dec 2009	2010	2011	2012	2013	Total
Long term debt	$2,068	$1,070	$601	$ -	$ -	$3,739
Convertible debentures [1]	-	13,980	-	-	-	$13,980
Operating leases	509	341	242	108	-	$1,200
Capital expenditures and other	1,978	-	-	-	-	$1,978
Mineral properties [2]	290	375	394	394	394	$1,847
Total	$4,845	$15,766	$1,237	$502	$390	$22,744

(1) Assumes non-conversion of debentures.

(2) Mineral property commitments are the estimated payments required to keep the Company's claims or option agreements in good standing. Total is to the year 2013 only.

Debt repayment and working capital requirements for 2009 are expected to be met from cash on hand and cash flow generated by Mount Polley and Huckleberry and other debt or equity financings as may be required.

As at March 31, 2009 the Company did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

Other Price Risks

The Company is exposed to equity price risk arising from marketable securities and share based compensation liabilities. Marketable securities are classified as held for trading because the Company intends to liquidate the marketable securities when market conditions are conducive to a sale of these securities. Share based compensation liabilities arise because the option holders have the right, in lieu of receiving common shares, to receive a cash payment from the Company equal to the difference between the exercise price of each stock option and the market price of the Company's common shares on the date of exercise.

The Company's sensitivity to equity prices has not changed significantly from the prior year.

Fair Value Estimation

The fair value of financial instruments traded in active markets (such as held for trading securities and share based compensation liabilities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Company is the current bid price. The quoted market price used for financial liabilities owed by the Company is the current ask price.

The fair value of derivative instrument assets and liabilities are determined by the counterparties using standard valuation techniques for these derivative instruments.

The carrying value less impairment provision, if necessary, of trade receivables and payables are assumed to approximate their fair values. The Company has no short term debt at March 31, 2009. Management believes that the carrying value of long term debt approximates fair value. Although the interest rates and credit spreads have changed since the long term debt was issued the fixed rate portion of the long term debt is close to maturity, will not be refinanced and therefore the carrying value is not materially different from fair value. The debt component of the convertible debentures is estimated to have a fair value of $12.5 million at March 31, 2009 based on the estimated interest rate expected on a similar instrument at March 31, 2009.

Selected Quarterly Financial Information

Unaudited - [expressed in thousands of dollars, except share amounts, copper price and exchange rates]	March 31 2009	December 31 2008	September 30 2008	June 30 2008
				Three Months Ended
Total Revenues	$34,898	$(5,405)	$53,642	$124,911
Net (Loss) Income	$(7,338)	$(9,736)	$23,452	$44,236
(Loss) Income per share [1]	$(0.23)	$(0.30)	$0.72	$1.35
Diluted (Loss) Income per share [1]	$(0.23)	$(0.30)	$0.72	$1.34
Adjusted Net Income (Loss) [2]	$11,099	$(4,510)	$5,361	$42,571
Adjusted Net Income (Loss) per share [2]	$0.35	$(0.14)	$0.17	$1.30
Cash Flow [3]	$4,687	$(16,210)	$7,891	$66,124
Cash Flow per share [3]	$0.15	$(0.50)	$0.24	$2.02
Average LME cash settlement copper price/lb in US$	$1.558	$1.787	$3.489	$3.832
Average US/CDN$ exchange rate	$1.245	$1.2125	$1.0420	$1.010
Period end US/CDN$ exchange rate	$1.2602	$1.2246	$1.0599	$1.019

Unaudited - [expressed in thousands of dollars, except share amounts, copper price and exchange rates]	March 31 2008	December 31 2007	September 30 2007	June 30 2007
				Three Months Ended
Total Revenues	$56,597	$32,747	$84,784	$93,210
Net Income (Loss)	$1,665	$13,851	$7,576	$3,224
Income per share [1]	$0.05	$0.42	$0.23	$0.10
Diluted Income per share [1]	$0.05	$0.42	$0.23	$0.10
Adjusted Net Income (Loss) [2]	$12,046	$(10,489)	$12,184	$19,482
Adjusted Net Income (Loss) per share [2]	$0.37	$(0.32)	$0.37	$0.62
Cash Flow [3]	$18,529	$(6,757)	$22,165	$24,412
Cash Flow per share [3]	$0.57	$(0.21)	$0.68	$0.78
Average LME cash settlement copper price/lb in US$	$3.522	$3.283	$3.499	$3.464
Average US/CDN$ exchange rate	$1.004	$0.982	$1.045	$1.098
Period end US/CDN$ exchange rate	$1.0279	$0.988	$0.996	$1.063

(1) The sum of the quarterly net income per share and cash flow per share does not equal the annual total due to timing of share issuances during the year.

(2) Adjusted Net Income is defined as net income adjusted for certain items of a non-operational nature that pertain to future periods as described in further detail under the heading Adjusted Net Income.

(3) Cash flow and cash flow per share are measures used by the Company to evaluate its performance however, they are not terms recognized under generally accepted accounting principles and are therefore unlikely to be comparable to similar measures used by other companies. Cash flow is defined as cash flow from operations before net change in working capital balances and cash flow per share is the same measure divided by the weighted average number of common shares outstanding during the period.

The Company believes these measures are useful to investors, because they are included in the measures that are used by management in assessing the financial performance of the Company.

Related Party Transactions

Corporate

In February 2008 the Company entered into a $30.0 million short term revolving working capital facility with a syndicate of lenders which include Edco and a company controlled by Larry Moeller, a director of Imperial. Edco's share of the facility is 75%, Mr. Moeller's share is 8.3% and the balance of 16.7% is held by four funds that are shareholders of the Company. This facility bears interest at 10% per annum, payable monthly, and was due on February 15, 2009. The facility was secured by a floating charge on all the assets of the Company plus guarantees by Mount Polley Mining Corporation and Red Chris Development Company Ltd. In consideration of the facility, the lenders would be granted one warrant for each $25.00 advanced under the facility such that warrants to purchase up to 1,200,000 common shares of the Company at $10.00 per share, exercisable until July 31, 2009 could be granted. A maximum of 1,200,000 warrants would be issued if the facility were fully drawn. An arrangement fee of

$225,000 was paid to the lenders. A total of $15.0 million was drawn on the facility and 600,000 warrants were issued. The facility was repaid in June 2008 and expired on February 15, 2009.

Further details on related party transactions can be found in Note 11 to the unaudited consolidated financial statements for the three months ended March 31, 2009.

Other

As of May 5, 2009 the Company had 32,128,985 common shares outstanding, and on a diluted basis 36,321,837 common shares outstanding. Additional information about the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management's discussion and analysis, management evaluated the effectiveness of the Company's disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, management has concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such term are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Internal Controls and Procedures

The Company's management evaluated the design and operational effectiveness of its internal control and procedures over financial reporting as defined under Multilateral Instrument 52-109. Management has excluded from its assessment the internal control over financial reporting at Huckleberry Mines Ltd. ("Huckleberry"), in which the Company holds a 50% interest and is proportionally consolidated in the Company's consolidated financial statements, because Imperial's management does not have the ability to dictate or modify controls at this entity and does not have the ability to assess, in practice, the controls at the entity. Huckleberry constitutes 21% of net assets, 20% of total assets, 36% of revenues, a loss of $5.1 million from operations, and 69% of net loss of the consolidated financial statement amounts as of and for the three months ended March 31, 2009.

As of March 31, 2009, there were no changes in our internal control over financial reporting that occurred during the period covered by this Management's Discussion and Analysis that has materially affected or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Contingent Liabilities

The Company is from time to time involved in various claims and legal proceedings arising in the conduct of its business. In the opinion of management, these matters will not have a material effect on the Company's consolidated financial position or results of operations.

In 2007 the Company acquired bcMetals Corporation ("bcMetals") which is a party to a number of legal actions and contingent liabilities pertaining to the Red Chris project. The status of the principal actions is as follows:

Screening Level Review of Red Chris Project under the Canadian Environmental Assessment Act ("CEAA")

In December 2008 the Supreme Court of Canada issued a decision granting the application of MiningWatch Canada for leave to appeal from the decision of the Federal Court of Appeal issued June 13, 2008. The Federal Court of Appeal decision confirmed the Federal Environmental Assessment of the Red Chris project was valid and in full compliance with the *Canadian Environmental Assessment Act.* The granting of leave to appeal to the Supreme Court of Canada does not overturn the decision of the Federal Court of Appeal. It is a procedural step only which authorizes MiningWatch to bring an appeal to the Supreme Court of Canada. The appeal process, including the filing of written submissions by all parties, scheduling of a hearing and a decision, is expected to be concluded at year end.

American Bullion Minerals Ltd. ("ABML")

In 2006 two minority shareholders of ABML ("Petitioners") commenced action against the bcMetals (now Red Chris Development Company Ltd.) seeking a declaration that the affairs of ABML had been conducted in a manner oppressive to its minority shareholders and asking that beMetals purchase the shares of the minority shareholders of ABML. The events complained of predate the acquisition of bcMetals by the Company. The Petitioners are also seeking to certify their action as a class action proceeding. The Company has expressed an interest in purchasing the shares of the minority shareholders of ABML subject to such regulatory approvals that will be required given that ABML, a reporting issuer, has been cease traded since 2001 and is delisted.

Risk Factors

The reader is cautioned that the following description of risks and uncertainties is not all-inclusive as it pertains only to conditions currently known to management. There can be no guarantee or assurance other factors will or will not adversely affect the Company. The risk factors affecting the Company have not changed from those described in the Management's Discussion and Analysis for the year ended December 31, 2008.

Outlook

Operations, Earnings and Cash Flow

Imperial's equity share of production from the Mount Polley mine and the Huckleberry mine is expected to be about 60 million pounds of copper, 54 thousand ounces of gold and 325 thousand ounces of silver during 2009 and at current metals prices it is expected to generate sufficient cash flow for repayment of debt and exploration. Cash flow protection for 2009 is supported by derivative instruments that will see the Company receive certain minimum average copper prices and exchange rates as disclosed under the heading Derivative Instruments.

However, the quarterly revenues will fluctuate depending on the timing of concentrate sales which is dependant on the availability and scheduling of transportation, copper and gold prices and the US Dollar/CDN Dollar exchange rate. Copper production at Mount Polley was lower in the first quarter but is expected to increase in subsequent 2009 quarters as the mine recovers approximately 140,000 tonnes of high grade unoxidized ore from the Wight pit.

Exploration

The Company's plans for 2009 are to continue exploration at its two operating mines Mount Polley and Huckleberry, and at its Red Chris and Sterling properties.

At Mount Polley ongoing exploration into 2009 will continue to focus on locating high grade ore to replace the high grade Wight pit mill feed that has been mined for the past three years. The Pond zone is one of the high grade discoveries expected to be in production by year end. Drilling at the Boundary zone will be a high priority during 2009 exploration.

Subsequent to the 2009 first quarter, Imperial entered into an option agreement with Valley High Ventures Ltd. to acquire a 100% interest in a portion of a claim adjacent to the Company's Boundary zone on the Mount Polley property. Imperial may exercise the option by making a total of $300,000 in cash payments on or before January 1, 2010. The optioned property will be subject to a two stage royalty for each tonne milled at the Mount Polley mine concentrator. The stage I royalty is $2.50 per tonne for the first 400,000 tonnes milled. The stage II royalty is $1.25 per tonne for all tonnes milled in excess of 400,000 tonnes. The stage II royalty can be reduced to $0.62 per tonne by Imperial making a payment of $1,000,000 to Valley High. The optioned property will facilitate an open pit design for the near surface mineralization discovered in the Boundary zone. In addition to the drilling currently underway in the Boundary zone, Imperial plans to conduct drilling on the optioned property.

Exploration work at Huckleberry this year will focus on areas immediately adjacent to the mine.

At Red Chris, the deep drill program designed to follow up on the successful 2007 drilling will recommence this summer.

At the Sterling property additional underground drilling is underway, from stations excavated during the first quarter 2009.

The Company also continues to evaluate exploration opportunities both on currently owned properties and on new prospects.

Development

Development of the Red Chris project will be dependant on the timing of the construction of a power line to serve the northwest portion of British Columbia, and resolution of the challenge to the Federal environmental assessment review. The Company is completing a program of metallurgical test work to try and enhance gold recovery.

Financing

Debt repayment and working capital requirements for 2009 are expected to be met from cash on hand, cash flow from the Mount Polley and Huckleberry mines and short term debt facilities. Selective debt financings may also be entered into during 2009. The Company currently does not forecast the requirement for any equity financings during 2009.

Acquisitions

Management continues to evaluate potential acquisitions to further grow the Company.

CONSOLIDATED BALANCE SHEETS

(Unaudited – Prepared by Management)

(expressed in thousands of dollars)

	March 31 2009	December 31 2008
ASSETS		
Current Assets		
Cash and cash equivalents	$11,036	$14,043
Short term investments	10,635	27,320
Marketable securities	268	176
Accounts receivable	17,381	18,120
Taxes receivable	-	4,772
Inventory (Note 3)	25,975	16,827
Derivative instrument assets and margin deposits (Note 7)	28,963	49,789
Future income taxes	-	6,977
	94,258	138,024
Derivative Instrument Assets and Margin Deposits (Note 7)	1,261	11,812
Mineral Properties	223,757	224,635
Future Site Reclamation Deposits	6,863	6,778
Future Income Taxes	4,036	3,361
Other Assets	161	291
	$330,336	$384,901
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$15,746	$16,860
Concentrate sales repayable	-	30,470
Taxes payable	10,089	-
Derivative instrument liabilities (Note 7)	966	2,132
Current portion of long term debt	2,304	2,977
Current portion of debt component of convertible debentures	12,852	-
Current portion of future site reclamation costs	886	934
Future income taxes	5,480	30,440
	48,323	83,813
Long Term Debt	1,435	1,671
Debt Component of Convertible Debentures	-	12,572
Future Site Reclamation Costs	13,587	13,388
Future Income Taxes	40,181	39,309
	103,526	150,753
SHAREHOLDERS' EQUITY		
Share Capital (Note 6)	63,225	63,225
Contributed Surplus	918	918
Equity Component of Convertible Debentures	4,808	4,808
Retained Earnings	157,859	165,197
	226,810	234,148
	$330,336	$384,901

See accompanying notes to these financial statements.

Contingent liabilities (Note 13)

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
For the Three Months Ended March 31, 2009 and 2008
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

	Three Months Ended March 31	
	2009	2008
REVENUES		
Mineral sales	$34,652	$56,279
Interest income	131	305
Other	115	13
	34,898	56,597
EXPENSES		
Mineral production and transportation costs	26,984	28,325
Mineral property holding costs	276	288
Accretion of future site restoration costs	269	283
Depletion and depreciation	4,589	3,886
General and administration	666	640
Share based compensation	-	(1,997)
Interest on long term debt	242	308
Other interest	48	587
Interest accretion on long term debt	280	258
Financing costs (Note 6(d))	-	1,143
Foreign exchange gain	(1,049)	(202)
	32,305	33,519
INCOME FROM OPERATIONS	2,593	23,078
OTHER INCOME (EXPENSES)		
Realized gains (losses) on derivative instruments (Note 7)	14,140	(4,220)
Unrealized (losses) on derivative instruments (Note 7)	(26,339)	(17,578)
Other	93	(397)
(LOSS) INCOME BEFORE TAXES	(9,513)	883
Recovery of income and mining taxes (Note 8)	(2,175)	(782)
NET (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME	$(7,338)	$1,665
(Loss) Income Per Share		
Basic	$(0.23)	$0.05
Diluted	$(0.23)	$0.05
Weighted Average Number of Common Shares Outstanding (Note 10)		
Basic	32,128,985	32,689,244
Diluted	32,128,985	33,040,297

See accompanying notes to these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(expressed in thousands of dollars, except share amounts)

	Share Capital			Equity Component		
	Number of Shares	Amount	Contributed Surplus	of Convertible Debentures	Retained Earnings	Total
Balance December 31, 2007	32,689,244	$64,163	$ -	$4,808	$107,321	$176,292
Purchase of common shares for cancellation pursuant to normal course issuer bid (Note 6(c))	(477,743)	(938)	-	-	(1,741)	(2,679)
Warrants issued for drawdown on Line of Credit facility (Note 6(d))	-	-	918	-	-	918
Forfeited shares	(82,516)	-	-	-	-	-
Net income	-	-	-	-	59,617	59,617
Balance December 31, 2008	32,128,985	63,225	918	4,808	165,197	234,148
Net loss	-	-	-	-	(7,338)	(7,338)
Balance March 31, 2009	32,128,985	$63,225	$918	$4,808	$157,859	$226,810

See accompanying notes to these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Months Ended March 31, 2009 and 2008
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

	Three Months Ended March 31	
	2009	2008
OPERATING ACTIVITIES		
Net (loss) income	$(7,338)	$1,665
Items not affecting cash flows		
Depletion and depreciation	4,589	3,886
Share based compensation, net of cash paid	-	(2,016)
Accretion of debt and future site restoration costs	549	541
Unrealized foreign exchange (gain) loss	(1,348)	166
Future income taxes	(17,786)	(4,599)
Unrealized losses on derivative instruments	26,339	17,578
Non cash financing costs	-	918
Other	(318)	390
	4,687	18,529
Net change in non cash operating working capital balances (Note 9)	(23,431)	(18,960)
Cash used in operating activities	(18,744)	(431)
FINANCING ACTIVITIES		
Proceeds of short term debt	20,931	47,465
Repayment of short term debt	(21,498)	(42,682)
Repayment of long term debt	(909)	(1,186)
Cash (used in) provided by financing activities	(1,476)	3,597
INVESTMENT ACTIVITIES		
Decrease (increase) in short term investments	16,685	(1,116)
Decrease (increase) in non current derivative instruments and margin deposits investments	2,957	(300)
Acquisition and development of mineral properties	(4,474)	(8,885)
Decrease (increase) in future site reclamation deposits	10	(225)
Other	120	(37)
Cash provided by (used in) investment activities	15,298	(10,563)
EFFECT OF FOREIGN EXCHANGE ON CASH AND CASH EQUIVALENTS	1,915	274
DECREASE IN CASH AND CASH EQUIVALENTS	(3,007)	(7,123)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	14,043	19,421
CASH AND CASH EQUIVALENTS, END OF PERIOD	$11,036	$12,298

See accompanying notes to these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Months Ended March 31, 2009 and 2008
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

	March 31 2009	December 31 2008
CASH AND CASH EQUIVALENTS ARE COMPRISED OF:		
Cash in bank	$11,029	$14,032
Short term money market investments	7	11
	$11,036	$14,043

	Three Months Ended March 31 2009	2008
OPERATING ACTIVITIES		
Interest expense paid	$83	$886
Income and mining taxes paid	$7,510	$7,340

SUPPLEMENTAL INFORMATION ON NON CASH INVESTING AND FINANCING ACTIVITIES

During the three months ended March 31, 2008 the Company issued 600,000 warrants with a fair value of $918 in connection with a short term debt facility (Note 6(d)).

See accompanying notes to these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2009 and 2008
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

1. BASIS OF PRESENTATION

These consolidated financial statements include the accounts of the Company and those entities which are controlled by the Company through voting equity interests, referred to as subsidiaries. Entities which are jointly controlled, referred to as joint ventures, are proportionately consolidated. All inter-company balances and transactions have been eliminated upon consolidation.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Interim results are not necessarily indicative of the results expected for the fiscal year.

The Company's external auditors have not reviewed these financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES AND ADOPTION OF NEW ACCOUNTING STANDARDS

Except as noted below the accounting policies followed in preparation of these interim financial statements are the same as those used by the Company as disclosed in the annual audited financial statements for the year ended December 31, 2008. Certain information and note disclosures have been omitted. The financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2008.

In February 2008, the Canadian Institute of Chartered Accountants ("CICA") issued Section 3064 – Goodwill and Intangible Assets, which replaces Section 3062 – Goodwill and Other Intangible assets and Section 3450 – Research and Development Costs. The new standard establishes the recognition, measurement, presentation and disclosure of goodwill subsequent to initial recognition and of intangible assets by profit oriented enterprises. The Company adopted Section 3064 effective January 1, 2009. The adoption of this new standard did not have any impact on the Company's financial condition or operating results.

3. INVENTORY

	March 31 2009	December 31 2008
Concentrate	$16,862	$7,585
Supplies	9,113	9,242
	$25,975	$16,827

	Three Months Ended March 31 2009	2008
Inventory recognized as expense during the period exclusive of inventory writedowns	$16,361	$14,033
Inventory writedowns included in expense during the period, net of a reversal of $2,623 (2008-$nil) in writedowns on concentrate at Huckleberry. The reversal of the writedown from December 31, 2008 is due to higher sale prices for copper and lower production costs per pound of copper since that date.	$172	$ -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2009 and 2008
(Unaudited - Prepared by Management)
(expressed in thousands of dollars, except share amounts)

4. JOINT VENTURES

Included in the consolidated financial statements of the Company are the following amounts representing the Company's interests in joint ventures consisting primarily of a 50% interest in Huckleberry assets, liabilities and results of operations:

Balance Sheet	March 31 2009 [1]	December 31 2008 [1]
Current Assets		
Cash and cash equivalents	$10,340	$9,356
Short term investments	8,000	8,951
Derivative instrument assets	19,377	30,313
Other current assets	15,498	13,302
	53,215	61,922
Mineral property	3,754	2,035
Other non current assets	8,796	17,682
	65,765	81,639
Current Liabilities		
Accounts payable and other current liabilities	(7,997)	(13,689)
Concentrate sales repayable	-	(5,223)
Future site reclamation costs	(9,945)	(9,839)
	$47,823	$52,888

	Three Months Ended March 31	
Statement of Loss and Comprehensive Loss	2009	2008
Revenues	$12,531	$19,676
Expenses	9,240	14,371
Income (loss) before undernoted	3,291	5,305
Loss on derivative instruments	(9,906)	(8,245)
Recovery of income and mining taxes	1,545	633
Net Loss and Comprehensive Loss	$(5,070)	$(2,307)
Statement of Cash Flows		
Operating activities	$(1,334)	$(6,466)
Financing activities	-	-
Investment activities	2,121	(1,884)
Effect of foreign exchange on cash and cash equivalents	192	274
Increase (decrease) in cash and cash equivalents	$979	$(8,076)

[1] Effective May 31, 2007 the Company holds a 35% interest in the Porcher Island Joint Venture whose only asset is the Porcher Island mineral property $531 (December 31, 2008 - $531) and only liability is accounts payable $nil (December 31, 2008 - $5). There have been no operations since the inception of the Porcher Island Joint Venture as the joint venture is currently in the exploration stage. The balances related to the Porcher Island Joint Venture are included in the disclosure above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2009 and 2008
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

5. SHARE BASED COMPENSATION

The Company recognizes a liability for the potential cash settlements under its Share Option Plans (Note 6(b)). The current portion represents the maximum amount of the liability payable within the next twelve month period if all vested options are surrendered for cash settlement.

	Three Months Ended March 31 2009	Year Ended December 31 2008
Balance, beginning of period	$ -	$5,019
Share based compensation	-	(5,000)
Current period payment for options exercised	-	(19)
Balance, end of period	$ -	$ -

None of the options outstanding at March 31, 2009 and December 31, 2008 were in-the-money and therefore the Company had no share based compensation liability on those dates. During the three months ended March 31, 2008 the Company recorded a share based compensation expense recovery of $1,997 as a result of the decline in the Company's share price during that period.

6. SHARE CAPITAL

(a) Share Capital

Authorized
50,000,000 First Preferred shares without par value with special rights and restrictions to be determined by the directors (outstanding – nil)
50,000,000 Second Preferred shares without par value with rights and restrictions to be determined by the directors (outstanding – nil)
Unlimited number of Common Shares without par value

(b) Share Option Plans

Under the Share Option Plans, the Company may grant options to its directors, officers and employees not to exceed 10% of the issued common shares of the Company. At March 31, 2009, 1,236,232 common shares remain available for grant under the plans. Under the plans, the exercise price of each option equals the market price of the Company's shares on the date of grant and an option's maximum term is 10 years. Options are granted from time to time by the Board of Directors and vest over a three or five year period.

All option holders have the right, in lieu of receiving common shares, to receive a cash payment from the Company equal to the difference between the exercise price of each stock option and the market price of the Company's common shares on the date of exercise (Note 5).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2009 and 2008
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

A summary of the status of the Company's Share Option Plan as of March 31, 2009 and changes during the period is presented below:

	Three Months Ended March 31, 2009		Year Ended December 31, 2008	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	1,976,667	$7.91	1,261,667	$7.38
Granted	-	-	725,000	$8.82
Exercised	-	-	(5,000)	$6.60
Lapsed	-	-	(5,000)	$8.82
Outstanding at end of period	1,976,667	$7.91	1,976,667	$7.91
Options exercisable at end of period	1,120,001	$6.82	1,053,335	$6.91

The following table summarizes information about the share options outstanding at March 31, 2009:

	Options Outstanding		Options Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Number Exercisable
$ 5.30	133,334	2.7 years	133,334
$ 6.60	893,333	1.4 years	893,333
$ 6.80	8,000	0.7 years	8,000
$ 8.82	720,000	9.7 years	-
$ 9.10	47,000	2.7 years	27,000
$10.90	75,000	3.7 years	25,000
$13.26	50,000	4.7 years	16,667
$14.30	50,000	4.7 years	16,667
	1,976,667	4.8 years	1,120,001

(c) Normal Course Issuer Bid ("NCIB")

Pursuant to the 2008/2009 NCIB accepted by the Toronto Stock Exchange ("TSX") on September 18, 2008, the Company may purchase up to 1,297,834 common shares, which represents approximately 4% of the total 32,445,857 common shares of the Company issued and outstanding as of September 9, 2008. Purchases will be made, at the discretion of the Company at prevailing market prices, commencing September 23, 2008 and ending September 22, 2009. Pursuant to TSX policies, daily purchases made by the Company will not exceed 3,381 common shares or 25% of the Company's average daily trading volume of 13,526 common shares on the TSX, subject to certain prescribed exceptions. The shares acquired under the 2008/2009 NCIB will either be cancelled or used to satisfy the Company's obligations under its Non-Management Directors' Plan. The funding for any purchase pursuant to the 2008/2009 NCIB will be financed out of the working capital of the Company.

In the three months ended March 31, 2009 the Company did not purchase for cancellation any common shares pursuant to the NCIB.

(d) Warrants

In conjunction with advances on a revolving Line of Credit facility entered into in the first quarter of 2008, the Company issued 600,000 share purchase warrants. Each warrant entitles the holder to purchase one common share of the Company at $10.00 per share to July 31, 2009. At March 31, 2009 warrants to purchase 600,000 shares (March 31, 2008 – 600,000 shares) were outstanding.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2009 and 2008
(Unaudited -- Prepared by Management)
(expressed in thousands of dollars, except share amounts)

7. DERIVATIVE INSTRUMENTS AND MARGIN CALL DEPOSITS

	March 31 2009	December 31 2008
Assets		
Current		
Forward sales assets [US$8,108 (2008-US$11,813)]	$10,227	$14,388
Put options purchased [US$14,860 (2008-US$28,978)]	18,736	35,401
	$28,963	$49,789
Non-current		
Security deposits with counterparties [US$1,000 (2008-US$1,000)]	$1,261	$1,218
Security deposits with counterparties	-	3,000
Forward sales assets [US$nil (2008-US$4,167)]	-	5,075
Put options purchased [US$nil (2008-US$2,068)]	-	2,519
	$1,261	$11,812
Liabilities		
Current		
Call options sold [US$766 (2008-US$245)]	$966	$299
Forward sale obligations [US$nil (2007-US$1,505)]	-	1,833
	$966	$2,132

Security deposits required to be paid by the Company to counterparties are calculated based on the fair value of the derivative instrument on each trading date, net of the credit facility provided by the counterparties.

At March 31, 2009 the Company had entered into various contracts to protect the cash flow from the Mount Polley and Huckleberry mines against a decline in the price of copper. These contracts do not qualify for hedge accounting and therefore the Company accounts for these contracts as investments. As a result, the Company records changes in the unrealized gains or losses on these contracts in the statement of income each period and records the fair value of these derivative instruments as a current asset or current liability at each balance sheet date. The fair value of these financial instruments has been recorded as either an asset or a liability as of March 31, 2009 depending on the attributes of the contracts.

(a) Balances at March 31, 2009

From time to time the Company purchases put options, sells call options, and enters into forward sales contracts to manage its exposure to changes in copper prices and the US Dollar/CDN Dollar exchange rate.

All of the Company's derivative instrument contracts are settled on a financial basis. No physical sale or transfer of copper or US Dollars will take place pursuant to the contracts.

Option contracts outstanding at March 31, 2009 for copper are as follows:

	Weighted Average			
	Minimum Price US$/lb	Maximum Price US$/lb	Put Options Purchased	Call Options Sold
Contract Period			*lbs of copper*	*lbs of copper*
April to December 2009	$3.06	$3.91	10,582,000	10,582,000
April to December 2009	$1.82	-	14,964,000	-
April to March 2010	$1.80	-	4,299,000	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2009 and 2008
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

The Company will receive/pay the counterparty the difference between the monthly average cash settlement price of copper on the London Metals Exchange and the copper price specified in the put/call option contract.

Forward sales contracts for copper, all related to Huckleberry production, outstanding at March 31, 2009 are as follows:

	Price US$/lb	Forward Sales
Contract Period		*lbs of copper*
October to December 2009	$3.25	5,291,000
January to March 2010	$3.23	2,314,000

The Company will receive/pay the counterparty the difference between the monthly average cash settlement price of copper on the London Metals Exchange and the forward copper price specified in the contract.

(b) Transactions Subsequent to March 31, 2009

From April 1, 2009 to May 5, 2009 the Company purchased put options, sells call options and enters into forward sales contracts to manage its exposure to changes in copper prices.

	Weighted Average			
	Minimum Price US$/lb	Maximum Price US$/lb	Put Options Purchased	Call Options Sold
Contract Period			*lbs of copper*	*lbs of copper*
October 2009 to April 2010	$1.90	$2.19	7,330,000	7,330,000
June, July and September 2010	$1.90	-	6,559,000	-

The Company will receive/pay the counterparty the difference between the monthly average cash settlement price of copper on the London Metals Exchange and the copper price specified in the put/call option contract.

Forward sales contracts for copper, all related to Huckleberry production, are as follows:

	Price US$/lb	Forward Sales
Contract Period		*lbs of copper*
June and August 2009	$2.07	2,150,000

The Company will receive/pay the counterparty the difference between the monthly average cash settlement price of copper on the London Metals Exchange and the forward copper price specified in the contract.

From April 1, 2009 to May 5, 2009 the Company purchased put options and sold call options to manage its exposure to changes in the US Dollar/CDN Dollar exchange rate. These contracts are all related to Huckleberry production. The net US Dollar/CDN Dollar and the exercise price under option contracts are as follows:

	Weighted Average			
	Minimum US Dollar/CDN Dollar Exchange Rate	Maximum US Dollar/CDN Dollar Exchange Rate	Put Options Purchased	Call Options Sold
Contract Period			*US Dollars*	*US Dollars*
May to December 2009	$1.25	$1.32	40,000,000	40,000,000
January to March 2010	$1.25	$1.32	15,000,000	15,000,000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2009 and 2008
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

The Company will receive/pay the counterparty the difference between the US Dollar spot market rate on a specified date and the US Dollar rate specified in the put/call option contract.

8. RECOVERY OF INCOME AND MINING TAXES

	Three Months Ended March 31	
	2009	2008
Current income and mining taxes	$(17,105)	$(3,817)
Future income and mining taxes	19,280	4,599
	$2,175	$782

The current income and mining tax expense for the three months ended March 31, 2009 of $17,105 (March 31, 2008-$3,817) is primarily due to a significant portion of the Company's taxable income from Mount Polley being generated in a partnership with a tax yearend that is not aligned with the tax yearend of the Company. As a result, the taxable income in the partnership is deferred into the subsequent calendar year and cash income taxes are recorded in the period the income becomes taxable for income tax purposes. Accordingly, current and deferred income and mining taxes have been accounted for based on this corporate structure. Included in current income and mining expense for the three months ended March 31, 2009 is $13,812 of current income taxes originating from Mount Polley taxable income in 2008 that was deferred to 2009.

9. NET CHANGE IN NON CASH OPERATING WORKING CAPITAL BALANCES

	Three Months Ended March 31	
	2009	2008
The net change in non cash operating working capital balances consists of:		
Accounts receivable	$747	$(1,817)
Taxes receivable	4,772	-
Inventory	(8,370)	(10,893)
Derivative instrument assets and margin call deposits	7,594	2,642
Accounts payable and accrued liabilities	(1,113)	(4,060)
Concentrate sales repayable	(30,470)	-
Taxes payable	10,089	(3,523)
Derivative instrument liabilities	(6,680)	(1,309)
	$(23,431)	$(18,960)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2009 and 2008
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

10. (LOSS) INCOME PER SHARE

The following table sets out the computation of basic and diluted net (loss) income, net of tax per common share:

	Three Months Ended March 31	
	2009	2008
Numerator:		
Net (loss) income	$(7,338)	$1,665
Denominator:		
Basic weighted-average number of common shares outstanding	32,128,985	32,689,244
Effect of dilutive securities:		
Stock options	-	351,053
Warrants	-	-
Diluted potential common shares	-	351,053
Diluted weighted-average number of common shares outstanding	32,128,985	33,040,297
Basic net (loss) income per common share	$(0.23)	$0.05
Diluted net (loss) income per common share	$(0.23)	$0.05

Excluded from the calculation of diluted net (loss) income per common share for the three months ended March 31, 2009 were 1,976,667 shares (March 31, 2008 – 175,000 shares) related to stock options, 1,616,185 shares (March 31, 2008 – 1,616,185 shares) related to the convertible debentures and 600,000 shares (March 31, 2008 – 600,000) related to the warrants because their effect was anti-dilutive.

11. RELATED PARTY TRANSACTIONS

Related party transactions and balances with a company controlled by a significant shareholder and directors are as follows:

	March 31 2009	December 31 2008
Convertible debentures (at face value)	$9,750	$9,750

	Three Months Ended March 31	
	2009	2008
Interest expense on long term debt	$146	$145
Other interest expense	$ -	$307
Financing costs	$ -	$187
Warrants issued for financing costs (Note 6(d))	$ -	$765

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2009 and 2008
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

12. SEGMENTED INFORMATION

	Three Months Ended March 31	
	2009	2008
Revenue by geographic area		
Japan	$17,925	$40,556
United States	16,543	11,671
Europe	203	4,063
Canada	227	307
	$34,898	$56,597

In the three months ended March 31, 2009, the Company had three principal customers (March 31, 2008 - three principal customers) with each customer accounting for 47%, 22% and 7% of revenues (March 31, 2008 – 21%, 21%, and 36% of revenues).

13. CONTINGENT LIABILITIES

The Company is from time to time involved in various claims and legal proceedings arising in the conduct of its business. In the opinion of management, these matters will not have a material effect on the Company's consolidated financial position or results of operations.

In 2007 the Company acquired bcMetals Corporation ("bcMetals") which is a party to a number of legal actions and contingent liabilities pertaining to the Red Chris project. The status of the principal actions is as follows:

(a) Screening Level Review of Red Chris Project under the Canadian Environmental Assessment Act ("CEAA")

In December 2008 the Supreme Court of Canada issued a decision granting the application of MiningWatch Canada for leave to appeal from the decision of the Federal Court of Appeal issued June 13, 2008. The Federal Court of Appeal decision confirmed the Federal Environmental Assessment of the Red Chris project was valid and in full compliance with the *Canadian Environmental Assessment Act*. The granting of leave to appeal to the Supreme Court of Canada does not overturn the decision of the Federal Court of Appeal. It is a procedural step only which authorizes MiningWatch to bring an appeal to the Supreme Court of Canada. The appeal process, including the filing of written submissions by all parties, scheduling of a hearing and a decision, is expected to be concluded at year end.

(b) American Bullion Minerals Ltd. ("ABML")

In 2006 two minority shareholders of ABML ("Petitioners") commenced action against the bcMetals (now Red Chris Development Company Ltd.) seeking a declaration that the affairs of ABML had been conducted in a manner oppressive to its minority shareholders and asking that beMetals purchase the shares of the minority shareholders of ABML. The events complained of predate the acquisition of bcMetals by the Company. The Petitioners are also seeking to certify their action as a class action proceeding. The Company has expressed an interest in purchasing the shares of the minority shareholders of ABML subject to such regulatory approvals that will be required given that ABML, a reporting issuer, has been cease traded since 2001 and is delisted.

CORPORATE INFORMATION

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, BC V6C 3B6

Telephone 604.669.8959
Investor Relations: 604.488.2657

info@imperialmetals.com
www.imperialmetals.com

Auditors
Deloitte & Touche LLP
Vancouver, BC

Bankers
Bank of Nova Scotia
Calgary, AB

Royal Bank of Canada
Vancouver, BC

Legal Counsel
Fasken Martineau DuMoulin LLP
Vancouver, BC

Transfer Agent
Computershare Investor Services Inc.
100 University Ave.
9th Floor, North Tower
Toronto, ON M5J 2Y1
Toll Free 800.564.6253
service@computershare.com
www.computershare.com

Share Structure:	April 30, 2009
Outstanding:	32,128,985
Fully Diluted:	36,321,837
Market Capitalization:	$126.9 M

Shareholder inquiries with respect to change of address, registration, transfer and lost share certificates should be directed to Computershare.

TSX:III

DIRECTORS

Pierre Lebel, Chairman 1/2/3
Brian Kynoch 3
Larry Moeller 1/2/3
Ed Yurkowski 1 2

1 Audit Committee
2 Compensation Committee
3 Corporate Governance & Nominating Committee

MANAGEMENT

Brian Kynoch
President

Andre Deepwell
Chief Financial Officer
& Corporate Secretary

Don Parsons
Vice President Operations

Patrick McAndless
Vice President Exploration

Kelly Findlay
Treasurer

Form 52-109F2 - Certification Of Interim Filings - Full Certificate

I, J. Brian Kynoch, President of Imperial Metals Corporation, certify the following:

1. *Review:* I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Imperial Metals Corporation (the "issuer") for the interim period ended March 31, 2009.

2. *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. *Fair presentation:* Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. *Responsibility:* The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. *Design:* Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

      (i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

      (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 *Control framework:* The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Internal Control – Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission.

5.2 N/A

5.3 ***Limitation on scope of design:*** The issuer has disclosed in its interim MD&A

(a) the fact that the issuer's other certifying officer(s) and I have limited the scope of our design of DC&P and ICFR to exclude controls, policies and procedures of

(i) a proportionately consolidated entity in which the issuer has an interest;

6. ***Reporting changes in ICFR:*** The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on January 1, 2009 and ended on March 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: May 11, 2009

J. Brian Kynoch
President

#82-34714

Form 52-109F2 - Certification Of Interim Filings - Full Certificate

I, Andre Deepwell, Chief Financial Officer of Imperial Metals Corporation, certify the following:

1. *Review:* I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Imperial Metals Corporation (the "issuer") for the interim period ended March 31, 2009.

2. *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. *Fair presentation:* Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. *Responsibility:* The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. *Design:* Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

      (i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

      (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 *Control framework:* The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Internal Control – Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission.

5.2 N/A

5.3 ***Limitation on scope of design:*** The issuer has disclosed in its interim MD&A

(a) the fact that the issuer's other certifying officer(s) and I have limited the scope of our design of DC&P and ICFR to exclude controls, policies and procedures of

(i) a proportionately consolidated entity in which the issuer has an interest;

6. ***Reporting changes in ICFR:*** The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on January 1, 2009 and ended on March 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: May 11, 2009

Andre Deepwell
Chief Financial Officer